Daniel C. Girard (SBN 114826)
Robert S. Green  (SBN 136183)
GIRARD & GREEN, P.C.
160 Sansome Street, Suite 300
San Francisco, California  94104
Telephone: (415) 981-4800
Facsimile: (415) 981-4846

Attorneys for Individual
and Representative Plaintiff

            SUPERIOR COURT OF THE STATE OF CALIFORNIA

              IN AND FOR THE COUNTY OF LOS ANGELES


- - - - - - - - - - - - - - - - - - - -
THEODORE N. KAPLAN, on behalf of
himself and all others similarly
situated,                                     Case No.

                    Plaintiff,                CLASS ACTION

          v.                                  CLASS ACTION COMPLAINT
                                              FOR BREACH OF FIDUCIARY
JOHN E. BRYSON, DON C. FRISBEE,               DUTY, ABUSE OF CONTROL,
STEVEN B. SAMPLE, GEORGE M.                   AND EQUITABLE RELIEF AND
KELLER, FORREST N. SHUMWAY, JEWEL             DAMAGES
PLUMMER COBB, W. F. KIESCHNICK,
WILLIAM E. B. SIART, RALPH P.                 Plaintiff Demands a
DAVIDSON, THOMAS L. LEE, RICHARD              Trial By Jury
J. STEGEMEIER, MYRON Du BAIN,
WILLIAM F. MILLER, DANIEL M.
TELLEP AND J. J. PINOLA,

                    Defendants.

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Daniel C. Girard (SBN 114826)
Robert S. Green  (SBN 136183)
GIRARD & GREEN, P.C.
160 Sansome Street, Suite 300
San Francisco, California  94104
Telephone: (415) 981-4800
Facsimile: (415) 981-4846

Attorneys for Individual
and Representative Plaintiff

            SUPERIOR COURT OF THE STATE OF CALIFORNIA

              IN AND FOR THE COUNTY OF LOS ANGELES


- - - - - - - - - - - - - - - - - - - - x
THEODORE N. KAPLAN, on behalf of
himself and all others similarly        :
situated,                                       Case No.
                                        :
                    Plaintiff,                  CLASS ACTION
                                        :
          v.                                    CLASS ACTION COMPLAINT
                                        :       FOR BREACH OF FIDUCIARY
JOHN E. BRYSON, DON C. FRISBEE,                 DUTY, ABUSE OF CONTROL,
STEVEN B. SAMPLE, GEORGE M.             :       AND EQUITABLE RELIEF AND
KELLER, FORREST N. SHUMWAY, JEWEL               DAMAGES
PLUMMER COBB, W. F. KIESCHNICK,         :
WILLIAM E. B. SIART, RALPH P.                   Plaintiff Demands a
DAVIDSON, THOMAS L. LEE, RICHARD        :       Trial By Jury
J. STEGEMEIER, MYRON Du BAIN,
WILLIAM F. MILLER, DANIEL M.            :
TELLEP AND J. J. PINOLA,
                                        :
                    Defendants.
                                        :
- - - - - - - - - - - - - - - - - - - - x













         Plaintiff, as and for his complaint, alleges as follows upon information and belief except as to paragraph 4, which is alleged upon knowledge. Plaintiff's information and belief is based upon, inter alia, the investigation made by Plaintiff by and through his counsel.
                    INTRODUCTION AND OVERVIEW
          1. This is a shareholder class action seeking equitable relief and compensatory damages on behalf of all shareholders of First Interstate Bancorp ("First Interstate" or the "Company") against First Interstate's top officers and the members of the Board of Directors of First Interstate, seeking to remedy violations of state law arising out of these Defendants' actions and conduct undertaken to defeat a highly favorable acquisition offer for First Interstate stock by Wells Fargo & Co. ("Wells Fargo"). First Interstate's Board of Directors has pursued a course of conduct intended to and having the effect of making it extremely difficult for any outside party unacceptable to Defendants to successfully acquire First Interstate, even at prices well in excess of First Interstate stock's historical price range. This course of conduct has been undertaken by the Defendants to secure and retain their lucrative positions of power, prestige and profit with First Interstate and to enhance and aggrandize their own interests at the expense of First Interstate's shareholders.
          2. On October 18, 1995, Wells Fargo, a highly successful profitable and well-capitalized bank, made an offer to acquire First Interstate at a price far in excess of First Interstate's then-market price, by exchanging in a tax-free exchange .625 shares of Wells Fargo stock for each share of First Interstate stock, an offer worth $133.50 per share based on the October 17, 1995 closing price of Wells Fargo stock of $213.62 per share. First Interstate's stock jumped from $106 per share to $140.25 per share upon this announcement, while Wells Fargo's stock increased to $229 per share, making the offer worth over $143 per First Interstate share. Defendants immediately expressed hostility to Wells Fargo's offer and have refused to negotiate with Wells Fargo, even though Wells Fargo has told First Interstate's Board it is willing to negotiate a higher price and thus to offer a fair and reasonable price for First Interstate stock, well above the levels at which the stock has traded historically. Instead, Defendants have undertaken to attract a "white knight" by offering to make available financial information to certain favored bidders while refusing to negotiate with Wells Fargo, despite Wells Fargo's continuing offer to negotiate a higher price. The bidders favored by Defendants are based outside California, and accordingly, are more likely to permit Defendants to retain highly compensated executive positions following the consummation of a strategic business combination.
          3. In recent years, Defendants have consistently refused to entertain highly favorable acquisition offers or overtures for First Interstate, thus preventing an acquisition of the Company at a favorable price for the shareholders. Defendants, who collectively own only about 144,000 of First Interstate's 75.7 million shares -- a minuscule .001% of its outstanding stock, have done this to retain highly compensated positions they consider themselves likely to lose if First Interstate is acquired.
                       PARTIES AND ACTORS
          4. Plaintiff Theodore N, Kaplan is and was at all times relevant hereon a common shareholder of First Interstate. Plaintiff brings this action on behalf of the holders of the common stock of First Interstate for injunctive and other relief in connection with the proposed acquisition of First Interstate by Wells Fargo.
          5. (a) First Interstate is a corporation with its principal executive offices in Los Angeles, California and which operates principally in California, as well as several other western states. First Interstate is a bank holding company.
               (b) At December 31, 1994, it owned 16 banks (the "Subsidiary Banks") which operated approximately 1,100 banking offices in 13 states, including California. Ranked according to assets, the Company was the fourteenth largest commercial banking organization in the United States at December 31, 1994, having total deposits of $48.4 billion and total assets of $55.8 billion.
               (c) The Subsidiary Banks accept checking, savings and other time deposit accounts and employ these funds principally by making consumer, real estate and commercial loans and investing in securities and other interest-bearing assets.
               (d) The Company also provides banking-related financial services and products. These include asset-based commercial financing, asset management and investment counseling, bank card operations, mortgage banking, venture capital and investment products. It engages in these activities both through non-bank subsidiaries of the Company and through the Subsidiary Banks and their subsidiaries.
               (e)  The larger Subsidiary Banks provide
international banking services on a limited basis through the international departments of their domestic offices. They also maintain correspondence relationships with major banks throughout the world.
          6. (a) Defendant John E. Bryson ("Bryson") was a director of First Interstate and Board Chairman and Chief



Executive Officer of SCEcorp and Southern California Edison Company at all times relevant hereto.
               (b) Defendant Don C. Frisbee ("Frisbee") was a First Interstate director and Chairman Emeritus of PacificCorp at all times relevant hereto.
               (c) Defendant Steven S. Sample ("Sample") was a First Interstate director and President of the University of Southern California at all times relevant hereto.
               (d) Defendant George M. Keller ("Keller") was a director of First Interstate and the retired Chairman and Chief Executive Officer of Chevron Corporation at all times relevant hereto.
               (e) Defendant Forrest N. Shumway ("Shumway") was a director of First Interstate and former Vice-Chairman of the Board of Allied-Signal, Inc. at all times relevant hereto.
               (f) Defendant Jewel Plummer Cobb ("Cobb") was a director of First Interstate and President Emeritus of California State University, Fullerton at all times relevant hereto.
               (g) Defendant W. F. Kieschnick ("Kieschnick") was a director of First Interstate and retired President and Chief Executive Officer of Atlantic Richfield Company at all times relevant hereto.
               (h) Defendant William E. B. Siart ("Siart") was Chairman of the Board and Chief Executive Officer at First Interstate at all times relevant hereto.
               (i) Defendant Ralph P. Davidson ("Davidson") was a director of First Interstate and former Chairman of The John F. Kennedy Center for the Performing Arts at all times relevant hereto.
               (j)  Defendant Thomas L. Lee ("Lee") was a
director of First Interstate and Chairman and Chief Executive Officer of the Newhall Land and Farming Company at all times relevant hereto.
               (k)  Defendant Richard J, Stegemeier
("Stegemeier") was a director of First Interstate and Chairman of the Board of Unocal Corporation at all times relevant hereto.
               (l) Defendant Myron Du Bain ("Du Bain") was a director of First Interstate and retired Chairman and Chief Executive Officer of Fireman's Fund Corporation at all times relevant hereto.
               (m) Defendant William F. Miller ("Miller") was a director of First Interstate and President Emeritus of SRI International at all times relevant hereto.
               (n) Defendant Daniel M. Tellep ("Tellep") was a director of First Interstate and Chairman and Chief Executive Officer of Lockheed Corporation at all times relevant hereto.
               (o) Defendant J. J. Pinola ("Pinola") was the retired Chairman and Chief Executive Officer of First Interstate and a director at all times relevant hereto.
          7. Defendants (hereinafter collectively referred to as the "Individual Defendants") are each members of First Interstate's Board of Directors.




         8. The Individual Defendants owed and owe First Interstate's public shareholders fiduciary obligations and were and are required to: (i) use their ability to manage First Interstate in a fair, just and equitable manner; (ii) act in furtherance of the best interests of First Interstate and its shareholders; (iii) act to maximize shareholder value; (iv) govern First Interstate in such a manner as to heed the expressed views of its public shareholders; (v) refrain from abusing their positions; and (vi) refrain from favoring their own interests at the expense of First Interstate and its shareholders. By reason of their fiduciary relationships, these defendants owed and owe plaintiff and other members of the Class the highest obligation of good faith, fair dealing, loyalty and due care.
          9. Wells Fargo & Co. ("Wells Fargo") is a corporation with its principal executive offices in San Francisco, California. Wells Fargo is a huge bank holding company and is generally viewed as one of the most well-managed, profitable and well-capitalized banks in the United States. With more than 600 branch outlets, 1,900 round-the-clock Wells Fargo Express ATMs and a popular 24-hour telephone banking service, Wells Fargo operates one of the largest and busiest consumer banking businesses in the United States. Besides serving as banker to some 3.5 million California households, Wells Fargo provides a full range of banking services to commercial, agribusiness, real estate and small-business customers, mainly in California. It is one of the nation's leading managers of personal trust accounts, corporate 401(k) plans and mutual funds, with approximately $57 billion in assets under its management and administration.
          10. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his capacity as a director of the Company, and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.
                    CLASS ACTION ALLEGATIONS
          11. Plaintiff brings this lawsuit on behalf of himself and all other common shareholders of First Interstate (except defendants herein and any person, firm, trust, corporation or other entity related to, controlled by or affiliated with any of the defendants and any of their successors in interest) (the "Class").
          12. This action is properly maintainable as a class action for the following reasons:
               (a) The class is so numerous that joinder of all class members is impracticable. As of February 28, 1995, First Interstate had over 75 million shares of common stock outstanding owned by over 24,000 shareholders. Members of the Class are scattered throughout the United States and are so numerous as to make it impracticable to bring them all before this Court.
          13. There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting only individual members. The common questions include, inter alia, the following:
               (a)  Whether the Individual Defendants have
breached fiduciary duties owed by them to plaintiff and the other members of the Class by interfering with Wells Fargo's efforts to acquire First Interstate;
               (b)  Whether the Individual Defendants have
failed, in violation of their fiduciary duties, to hold a fair auction of the Company or its assets or to sell the Company on the most favorable terms;
               (c)  Whether the Individual Defendants have
failed, in violation of their fiduciary duties, to provide for a sale of First Interstate;
               (d) Whether plaintiff and the other members of the Class will be irreparably damaged if the Individual Defendants are not enjoined from impeding Wells Fargo's tender offer;
               (e)  Whether the Individual Defendants have
breached or aided and abetted the breach of their fiduciary duties and other common law duties owed by them to plaintiff and other members of the Class; and
               (f) Whether plaintiff and other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.
          14. The claims of plaintiff are typical of the claims of other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.
          15. Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
          16. Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.
          17. For the reasons stated herein, a class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class who has suffered or will suffer damages to bring separate actions in various parts of the country. Classwide remedies will assure uniform standards of conduct for the Individual Defendants and avoid the risk of inconsistent judgments.
                     SUBSTANTIVE ALLEGATIONS
          18.  As pleaded earlier, First Interstate is an



interstate banking corporation. First Interstate's stock performed poorly in 1994 through mid-1995, due to First Interstate's lackluster performance and perceptions that it was poorly managed. For instance, First Interstate's stock traded at a high of $85 per share and then fell, falling to a low of $67 per share in December 1994. First Interstate did not reach $85 per share again until mid-1995. After June 1995, First Interstate's stock performance improved, reaching over $100 per share in late September 1995, due to increase in the prices in bank stocks generally and because of rumors that a favorable acquisition offer for First Interstate would be forthcoming as part of the wave of bank acquisitions and mergers now sweeping the United States. However, even with this increase, First Interstate's stock has been a relatively poor performer when compared to other bank stocks. Because in recent years First Interstate has not been considered as well-managed as many other large banks and has not performed as well in terms of many of its key ratios and measurements of success as other banks, its stock has not performed well and thus, shareholders in First Interstate have, obtained a below-industry trendline or industry average return.
          19. In recent years, certain other large financial institutions, including Bank of America, have approached First Interstate with acquisition inquiries and offers. Approximately one year ago, Wells Fargo approached First Interstate about a possible acquisition of First Interstate at a premium price. First Interstate's Board and its top management have rejected and frustrated all of these prior acquisition overtures and offers, even though those offers would have resulted in First Interstate shareholders receiving a substantial premium over the then-market price of First Interstate stock. Defendants know that if First Interstate is acquired by another bank, most or all of the directors of First Interstate will, either in connection with the acquisition or shortly thereafter, be removed from the Board of the surviving bank because their services will be mere surplusage. Thus, such an acquisition would bring an end to their positions as directors of one of the country's largest banks. At the same time, top executives at First Interstate have caused these prior acquisition overtures and offers to be rejected and/or frustrated, because they also know that, in the event of an acquisition, they will also lose their lucrative jobs and positions as officers of a major banking institution. In so acting, the defendants have been aggrandizing their own personal positions and interests over those of First Interstate shareholders to whom they owe fiduciary duties to bring about a sale of First Interstate on favorable terms even if the sale results in First Interstate's directors and officers losing their lucrative positions.
          20. Shortly prior to October 18, 1995, Wells Fargo approached First Interstate and offered to negotiate an acquisition of First Interstate for a price far in excess of First Interstate's current stock price. First Interstate's Chairman refused this offer and told Wells Fargo that First Interstate's Board would not negotiate to sell the bank and would resist any offer by Wells Fargo to buy the bank. On October 18, 1995, Wells Fargo made an unsolicited acquisition offer for First Interstate to exchange .625 shares of Wells Fargo stock for each share of First Interstate stock, a $133.50 per share offer based on the October 17, 1995 closing price of Wells Fargo stock of $213.62 per share. Upon the announcement of this favorable acquisition offer, First Interstate's stock price instantly increased from $106 per share to $140.25 per share, reflecting the extremely large premium being offered to First Interstate shareholders in this tax-free exchange, plus the increase in Wells Fargo's stock price to $229 per share making the offer worth over $143 per First Interstate share.
          21. Wells Fargo's offer to acquire First Interstate is approximately three times First Interstate's book value, which is a high offer compared to recent bank acquisition prices. The acquisition price is also approximately 12.1 times First Interstate's estimated 1995 earnings per share of $11.29 per share, which is also reasonable in light of other recent bank acquisitions, although it is lower than 15 times the estimated next year's earnings paid in some bank acquisitions.
          22. Wells Fargo has privately indicated to First Interstate's officers and directors that they are willing and will increase the price of their offer to acquire First Interstate if First Interstate's Board will cooperate in bringing about a consensual acquisition. However, First Interstate's top officers and its Board are resisting and intend to continue to resist this acquisition offer. Members of First Interstate's Board of Directors own very little of First Interstate's outstanding common stock. As a group, they own only 144,000 shares of First Interstate's 75.7 million shares of outstanding common stock, or just .001% of the stock. Thus, whatever interest the defendants have as shareholders in First Interstate based on their minuscule holdings of the Company's stock is far outweighed by their interest in retaining their positions as directors and/or officers of the Company which provides them with lucrative fees, prestige in the community, large salaries, and other emoluments of office, which they will lose if First Interstate is acquired.
          23. In an effort to attract a "white knight" and retain their lucrative positions, Defendants have invited certain bidders to discuss an acquisition of, or a merger with First Interstate, which is putting the Company up for sale now that the sale or breakup of First Interstate is inevitable, while refusing to negotiate with Wells Fargo. In so doing, Plaintiff alleges on information and belief that the Individual Defendants have made confidential financial information available to certain favored bidders, but have refused to provide the same information to Wells Fargo.
          24. The Individual Defendants' refusals to consider the Wells Fargo offer breaches defendants' fiduciary duties and is an abuse of control.
          25. Unless defendants are enjoined from refusing to negotiate a sale of First Interstate in which all potential bidders are given equal consideration, plaintiff and the members of the Class will continue to suffer injury. Plaintiff and the members of the Class have no adequate remedy at law.
                     FIRST COURSE OF ACTION
          26. Plaintiff incorporates by reference Paragraph Paragraph 1-25 above.
          27. The Individual Defendants engaged in the aforesaid conduct in intentional breach and/or reckless disregard of their fiduciary duties to plaintiff and the members of the Class.
          28.  Defendants, at the time they rejected Wells
Fargo's offer, knew that the market price of First Interstate
Stock reflected both the intrinsic value of First Interstate and a premium which resulted from market expectations that Wells
Fargo's efforts to acquire control of First Interstate would produce greater returns for investors. Regardless, Defendants have refused to negotiate with Wells Fargo and chosen instead to attempt to attract other possible suitors to defeat Wells Fargo, rather than engage in efforts to maximize the value received for shareholders.
          29. As a proximate result, the plaintiff and other members of the Class have been substantially injured and request compensatory damages.
                     SECOND CAUSE OF ACTION
              NEGLIGENT BREACH OF FIDUCIARY DUTIES
          30. Plaintiff incorporates by reference Paragraph Paragraph 1-29 above.
          31. The Individual Defendants engaged in the aforesaid conduct without exercising the reasonable and ordinary care which directors and officers owe to their shareholders, and thereby breached their fiduciary duties to plaintiff and other members of the Class.
          32.  Defendants, at the time they rejected Wells
Fargo's offer, knew or should have known, that the market price of First Interstate stock at the time reflected both the intrinsic value of First Interstate and a premium which resulted from market expectations that Wells Fargo's efforts to acquire control of First Interstate would produce greater returns for investors. Regardless, Defendants refused to negotiate with Wells Fargo, or act in a neutral manner to obtain the highest value for the shareholder class members.
          33. As a proximate result, the plaintiff and other members of the Class have been substantially injured and request compensatory damages.
          34. Defendants did the things alleged herein without exercising the reasonable and ordinary care owed by corporate directors and officers.
                      THIRD CAUSE OF ACTION
                        ABUSE OF CONTROL
          35. Plaintiff incorporates by reference Paragraph Paragraph 1-34 above.
          36. The Individual Defendants owed duties as controlling persons and/or as controlling or dominant directors to plaintiff and the other members of the Class not to use their positions of control of First Interstate for their own personal interests and contrary to the interests of First Interstate's remaining shareholders.
          37. The foregoing conduct by the director defendants amounted to an abuse of their abilities to control First
Interstate in violation of their obligations to plaintiff and the other members of the Class.
          38. As a proximate result, plaintiff and the other members of the Class have been damaged and will continue to be damaged unless defendants are enjoined, and defendants are each jointly and severally liable to plaintiff and the other members of the Class for all loss and damage they have suffered resulting from the matters set forth herein.
          WHEREFORE, plaintiff and members of the Class demand judgment against defendants as follows:
          1.   Declaring that this action is property
maintainable as a class action and certifying plaintiff as the representative of the Class;
          2. Declaring that the defendants have breached and are breaching their fiduciary and other duties to plaintiff and other members of the Class;
          3. Preliminarily and permanently enjoining the defendants and their counsel, agents, employees and all person acting under, in concert with, or for them, from caking any actions which are not designed to maximize the value attainable by all shareholders, and/or from refusing to proceed with negotiations with Wells Fargo on an equal footing with other potential bidders viewed more favorably by Individual Defendants;
          4. Awarding compensatory damages against defendants individually and severally in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law, arising from their wrongful conduct;



          5. Awarding plaintiff his costs and disbursements and reasonable allowances of fees for plaintiff's counsel and experts and reimbursement of expenses; and
          6. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.
                           JURY DEMAND
          Plaintiff demands a trial by jury.

Dated:  November 2, 1995      GIRARD & GREEN, P.C.

                              By:_____________________________
                                   Robert S. Green
                                   160 Sansome Street, Suite 300
                                   San Francisco, CA  94104
                                   Telephone: (415) 981-4800